SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31766; 812-14372]

The RBB Fund, Inc. and Abbey Capital Limited; Notice of Application

August 21, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements in rule 20a-1 under the Act, Item 19(a)(3) of Form N-1A,

Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities

Exchange Act of 1934, and Sections 6-07(2)(a), (b), and (c) of Regulation S-X ("Disclosure

Requirements"). The requested exemption would permit an investment adviser to hire and

replace certain sub-advisers without shareholder approval and grant relief from the Disclosure

Requirements as they relate to fees paid to the sub-advisers.

Applicants: The RBB Fund, Inc. (the "Company"), an open-end management investment

company registered under the Act with multiple series, and Abbey Capital Limited, an Irish

limited liability company registered as an investment adviser under the Investment Advisers Act

of 1940 ("Abbey Capital" or the "Adviser," and, collectively with the Company, the

"Applicants").

Filing Dates: The application was filed October 15, 2014, and amended on March 20, 2015, and

June 26, 2015.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on September 14, 2015,

and should be accompanied by proof of service on the applicants, in the form of an affidavit or,

for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should

state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants: Abbey Capital Limited, 1-2 Cavendish Row, Dublin

1, Ireland; and Michael P. Malloy, Esq., Drinker Biddle & Reath LLP, One Logan Square, Ste.

2000, Philadelphia, PA 19103-6996.

For Further Information Contact: Parisa Haghshenas, Senior Counsel, at (202) 551-6723, or

Holly Hunter-Ceci, Branch Chief, at (202) 551-6869 (Division of Investment Management, Chief

Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Summary of the Application

     1.   The Adviser will serve as the investment adviser to each Subadvised Series

pursuant to an investment advisory agreement with the Company (the "Investment Advisory

Agreement").[1] The Adviser will provide the Subadvised Series with continuous and

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[1]   Applicants request relief with respect to the named Applicants, any future series of the Company and any other existing or future registered open-end management company or series thereof that intends to rely on the requested order in the future and that: (a) is advised by Abbey Capital or its successor or by any entity controlling, controlled by, or under common control with Abbey Capital or its successor

comprehensive investment management services subject to the supervision of, and policies established by, each Subadvised Series' board of directors ("Board"). The Advisory Agreement permits the Adviser, subject to the approval of the Board, to delegate to one or more Sub-Advisers the responsibility to provide the day-to-day portfolio investment management of each Subadvised Series, subject to the supervision and direction of the Adviser. [2] The primary responsibility for managing the Subadvised Series will remain vested in the Adviser. The Adviser will hire, evaluate, allocate assets to and oversee the Sub-Advisers, including determining whether a Sub-Adviser should be terminated, at all times subject to the authority of the Board.

2. Applicants request an exemption to permit the Adviser, subject to Board approval, to hire a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, pursuant to Sub-Advisory Agreements and materially amend Sub-Advisory Agreements with Non-Affiliated Sub-Advisers and Wholly-Owned Sub-Advisers without obtaining the shareholder approval required under section 15(a) of the Act and rule 18f-2 under the Act. [3] Applicants also seek an

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[included in the term "Adviser"); (b) uses the multi-manager structure described in the application; and (c) complies with the terms and conditions of the application (any such series, a "Subadvised Series"). For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2] A "Sub-Adviser" for a Series is (1) an indirect or direct "wholly owned subsidiary" (as such term is defined in the Act) of the Adviser for that Series, or (2) a sister company of the Adviser for that Series that is an indirect or direct "wholly-owned subsidiary" (as such term is defined in Section 2(a)(43) of the Act) of the same company that, indirectly or directly, wholly owns the Adviser (each of (1) and (2) a "Wholly-Owned Sub Adviser" and collectively, the "Wholly-Owned Sub-Advisers"), or (3) an investment sub-adviser for that Series that is not an "affiliated person" (as such term is defined in Section 2(a)(3) of the Act) of the Series or the Adviser, except to the extent that an affiliation arises solely because the sub-adviser serves as a sub-adviser to one or more Series (each a "Non-Affiliated Sub-Adviser" and collectively, the "Non-Affiliated Sub-Advisers") .

[3] The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Adviser, who is an affiliated person, as defined in section 2(a)(3) of the Act, of the Subadvised Series, the Company or of the Adviser, other than by reason of serving as a sub-adviser to one or more of the Subadvised Series ("Affiliated Sub-Adviser").

exemption from the Disclosure Requirements to permit a Subadvised Series to disclose (as both a dollar amount and a percentage of the Subadvised Series' net assets): (a) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Advisers; (b) the aggregate fees paid to Non-Affiliated Sub-Advisers, and (c) the fee paid to each Affiliated Sub-Adviser (collectively, "Aggregate Fee Disclosure").

3.   Applicants agree that any order granting the requested relief will be subject to the terms and conditions stated in the Application. Such terms and conditions provide for, among other safeguards, appropriate disclosure to Subadvised Series' shareholders and notification about sub-advisory changes and enhanced Board oversight to protect the interests of the Subadvised Series' shareholders.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act. Applicants believe that the requested relief meets this standard because, as further explained in the Application, the Investment Advisory Agreements will remain subject to shareholder approval, while the role of the Sub-Advisers is substantially equivalent to that of individual portfolio managers, so that requiring shareholder approval of Sub-Advisory Agreements would impose unnecessary delays and expenses on the Subadvised Series. Applicants believe that the requested relief from the Disclosure Requirements meets

this standard because it will improve the Adviser's ability to negotiate fees paid to the Sub-Advisers that are more advantageous for the Subadvised Series.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary